UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                                     ------

                     Advanced Deposition Technologies, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   007521 10 7
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                                               Page 2 of 6 Pages

CUSIP No. 007521 10 7                    13G

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Glenn J. Walters
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group             (a)  [  ]
                                                                  (b)  [  ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
       United States
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power
                                    447,093
Beneficially                        --------------------------------------------
                                    (6) Shared Voting Power
Owned by                                    -0-
                                    --------------------------------------------
Each Reporting                      (7) Sole Dispositive Power
                                    447,093
Person With                         --------------------------------------------
                                    (8) Shared Dispositive Power
                                            -0-
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       447,093 shares
 -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Excludes 101,000 shares owned by Mr. Walter's wife and 60,000 shares owned by the Walters Family Children's Trust for the benefit of Mr. Walter's minor children. Mr. Walters disclaims beneficial ownership and control of these shares.
--------------------------------------------------------------------------------






                                                               Page 3 of 6 Pages

(11) Percent of Class Represented by Amount in Row (9)
        11.4%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------
Item 1(a).        NAME OF ISSUER:

                  Advanced Deposition Technologies, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  580 Myles Standish Boulevard, Myles Standish Industrial Park Taunton, Massachusetts 02780

Item 2(a).        NAME OF PERSON FILING:

                  Glenn J. Walters

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  580 Myles Standish Boulevard, Myles Standish Industrial Park Taunton, Massachusetts 02780


Item 2(c).        CITIZENSHIP:

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  007521 10 7

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or Dealer  registered  under  section 15 of the
                          Act

                  (b) [ ] Bank as defined in section 3(a) (6) of the Act





                                                               Page 4 of 6 Pages

                  (c) [ ] Insurance  Company as defined in section  3(a) (19) of the Act

                  (d) [ ] Investment  Company  registered under section 8 of the
                          Investment Company Act

                  (e) [ ] Investment Adviser registered under section 203 of the
                          Investment Advisers Act of 1940

                  (f) [ ] Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ] Parent   Holding    Company,    in   accordance   with
                          ss.240.13d-1 (b) (ii) (G)

                  (h) [ ] Group,  in accordance with  ss.240.13d-1  (b) (1) (ii)
                          (H)

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1996:

                  447,093 shares of Common Stock. This amount excludes 101,000 shares owned by Mr. Walter's wife and 60,000 shares registered in the name of the Walters Family Children's Trust. Mr. Walters disclaims any beneficial interest or control over any of these shares.

                  (b)      PERCENT OF CLASS:
                           11.4%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)   Sole  power  to vote  or to  direct  the  vote:
                                 447,093 shares. This amount excludes 101,000 shares owned by Mr. Walter's wife and 60,000 shares registered in the name of the Walters Family Children's Trust. Mr. Walters disclaims any beneficial interest or control over any of these shares.

                           (ii)  Shared power to vote or to direct the vote: -0-







                                                               Page 5 of 6 Pages

                           (iii) Sole   power  to   dispose  or  to  direct  the
                                 disposition of: 447,093 shares. This amount excludes 101,000 shares owned by Mr. Walter's wife and 60,000 shares registered in the name of the Walters Family Children's Trust. Mr.
                                 Walters disclaims any beneficial interest or control over any of these shares.


                           (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  Not applicable.








                                                               Page 6 of 6 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                   February 14, 1997
                                       -----------------------------------------
                                                         (Date)
                                                  /s/ Glenn J. Walters
                                       -----------------------------------------
                                                       (Signature)


                                       Glenn J. Walters, President and Treasurer
                                       -----------------------------------------
                                                     (Name and Title)